Exhibit 99.3

SoundHound Inc. & Archimedes Tech SPAC Partners Co. Investor Presentation Transcript November 16, 2021

SLIDE 1: Cover Page

Eric Ball: Hello everyone, I’m Eric Ball, chair of Archimedes Tech SPAC Partners Company. Thank you for joining us. We are very excited to announce that we have entered into a merger agreement with SoundHound, a global leader in voice AI. SoundHound’s independent voice AI platform, Houndify, enables leading businesses across a multitude of industries to incorporate high-speed, high accuracy, conversational voice AI capabilities into their products. We closed the Archimedes IPO in March, looking to identify and merge with a leading technology company in the Artificial Intelligence and Cloud Services industries. We sought companies that had the right technology, a business plan with momentum, and the right operating and finance team. In short, a company ready, not just to go public, but to be public. SoundHound fulfills all those criteria and we are thrilled to share the SoundHound story with you today.

SLIDE 2: Disclaimer and Other Important Information

Eric Ball: Before we begin our investor presentation, I would like to remind you that this presentation is neither an offering of securities nor the solicitation of a proxy vote. The information discussed in this recording is qualified in its entirety by the information in Archimedes current report on form 8-K that was filed in connection with the proposed transaction, which may be accessed on the SEC’s website. The shareholders of Archimedes are urged to read the form 8-K and Archimedes other SEC filings in connection with the proposed transaction carefully because they will contain important information about the proposed transaction and SoundHound’s business.

Additionally, during this presentation, we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events and industry and market conditions, as well as forward-looking statements related to the business combination, such as anticipated timing, proceeds, and benefits of the transaction, as well as statements about the potential competitive standing of SoundHound’s AI technology platform and the timing of SoundHound’s proposed activities and expansion plans. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from such forward-looking statements. We strongly encourage you to review the form 8-K that was filed in connection with the proposed transaction, along with the press release and presentation included as exhibits to the form 8-K as well as the other information that Archimedes filed with the SEC, particularly those described in the risk factors section of Archimedes’ filings.

Archimedes does not assume any obligation to update any forward-looking statements except as required by law. We note that the statements made regarding expected cash and equity owners that follow the closing of the proposed transaction do not take into account any possible redemptions by existing Archimedes shareholders prior to the closing of the business combination.

SLIDE 4: SoundHound + Archimedes

Eric Ball: With that, I would like to kick off our presentation by introducing Keyvan Mohajer, the founder and CEO of SoundHound. Keyvan founded SoundHound with his co-founders in 2005. And since then, has tirelessly built out the SoundHound team and its voice AI technology to realize his vision of a connected global voice AI ecosystem that will lead the next stage of disruption and revolution in human machine interaction. With that, I turn it over to Keyvan.

Keyvan Mohajer: Thank you, Eric, for the introduction. We are excited to announce SoundHound’s business combination with Archimedes, the next step in SoundHound’s journey. Thank you for joining us today to learn more about SoundHound and our mission to voice-enable the world – Houndify Everything.

SLIDE 5: SoundHound Inc. Investment Highlights

Keyvan Mohajer: I would like to begin by listing some of SoundHound’s key investment highlights.

With over 15 years of development and innovation, we have built what we believe is the best-in-class Voice AI technology. As a result, SoundHound is a leading independent cross-industry voice AI platform with global reach. We have proven adoption with leading global brands in multiple industries. We have proven scale with over one billion queries expected in 2021. We have contracts with over $100 million of bookings backlog from established leaders in the industry. We forecast over $1B of annual revenue within 5 years, with a large portion from existing customers. Our total addressable market is large and growing, expected to be $160 billion by 2026. We have a strong IP portfolio with over 200 patents granted or pending. We have an experienced and visionary management team with significant support from industry-leading clients and partners.

SLIDE 7: “This is Insane!”

Keyvan Mohajer: Now I am going to share a video of one of our internal demos that got posted on Reddit with the title “This is Insane” and went viral with over 2 million views.

Video: How many days are there between the day after tomorrow and three days before the second Thursday of November of 2022? There are 2,714 days between the day after tomorrow and Monday, November 7th, 2022. What is the population and capital for Japan and China and their areas in square miles in square kilometers? And also tell me how many people live in India. And what is the area code for Germany, France and Italy. The population is 127,288,000 for Japan, and 1,333,044,000 for China. And the capital is Tokyo for Japan and Beijing for China. The area is 145,882 square miles and 377,834 square kilometers for Japan and 3,705,386 square miles and 9,596,959 square kilometers for China. The population of India is 1,173,108,018. The area code is 49 for Germany, 33 for France and 39 for Italy. Thank you. You’re quite welcome.

SLIDE 8: Our Vision

Keyvan Mohajer: A typical reaction we get to our technologies is “Wow! Even humans cannot do this”, and this brings us to SoundHound’s vision: to build a conversational AI platform that exceeds human capabilities. We know computers are better than humans at computing, but they’re not always better than humans at performing certain tasks. For example, we used to easily beat computers in the game of chess, but now computers can beat us. When it comes to language understanding, we still don’t think computers are as good as humans. We talk with complex conversations with each other, but when we talk to voice assistants, we lower our expectations, and we talk in short, simple, keyword-based queries, and our vision is to change that. We aim to make computers better than humans in language understanding. And with that, we can make humans more productive and we can make the world a better place.

To give you another example, if you’re looking for a restaurant and you’re looking for anything other than Chinese, because you had Chinese food yesterday, you can ask the concierge of a hotel, “show me restaurants, excluding Chinese”, and the concierge can easily understand you and point you in the right direction. But when you’re talking to a voice assistant, usually you don’t ask the question, “show me restaurants, excluding Chinese”, because you don’t expect that it will work. And in fact, most other voice assistants will give you Chinese restaurants if you ask them to show you restaurants excluding Chinese. With our technology, you can ask even more complicated questions, such as “show me Asian restaurants in San Francisco, excluding Chinese and Japanese, and only show the ones that have more than three stars and are open after 9:00 PM on Wednesdays.” And it will give you exactly what you asked for. It will also speak the criteria back to you to provide you the verbal confirmation that it understood you and is giving you the results that you requested.

And it’s very conversational. You can follow up and ask it to refine the criteria such as “remove Korean and Vietnamese, sort by rating then by price, and only show the ones that are good for kids and have a patio.”

We note that today’s voice assistants are far from being able to answer every question and perform every task. This means our vision is a long-term vision, but we have already achieved superhuman capabilities in many of the domains that we have delivered to our customers.

Where do we want to go with this? We want to be in billions of devices and enable innovation and monetization opportunities for the product creators that integrate our platform. It means product creators can use voice-AI to make their product better. And, in addition, generate incremental recurring revenues from customer interactions.

It’s important to note that our vision has a high emphasis on user experience. Before we focus on monetization, we need to deliver value and delight to the end users. This means that the monetization interactions that we generally envision are those that flow naturally based on context, create value for the end-user, and would not be perceived by users as intrusive advertisements.

SLIDE 9: The World Is Evolving into a Voice-Enabled Reality

Keyvan Mohajer: The timing is right for our company and our vision. The world is evolving to be voice-enabled. We believe that voice AI is poised to be the next disruption in computers. We started with computers that had a keyboard and mouse. Then we had mobile devices with touch screens. And now we have IoT devices with voice AI. After the internet became mainstream, every company needed to have a website. Today, when you create a company, one of the first things you do is register a domain name. After the mobile ecosystem became mature, every company needed to have a mobile strategy. In fact, some very successful companies were created purely on the mobile ecosystem. We think the same concept will apply to the voice AI world. Every company will need to have a strategy in voice AI, and there will be success stories built on top of platforms like ours. We note that these interfaces will co-exist. Mobile and touch screen did not completely replace computers with a keyboard and mouse. Voice AI will also co-exist with computers and mobile. However, with billions of IoT devices that don’t have a keyboard or a mouse or a touch screen, voice will we be the preferred or the only way to interact with these devices

SLIDE 10: Massive Market Opportunity for Voice AI

Keyvan Mohajer: We have a large and growing TAM, $160 billion by 2026, enabled by a growing need of voice AI in many industries.

90% of cars are expected have their own voice assistant by 2028 and 75 billion IoT devices are expected to exist by 2025.

The number of devices with their own voice assistant will overtake the world’s population within four years and 94% of large companies expect to use voice AI within two years.

SLIDE 11: 75 Billion IoT Products Untapped

Keyvan Mohajer: As previously mentioned, there will be an estimated 75 billion IoT devices in existence by 2025. This represents an enormous opportunity for us since many of these devices have limited or no interface with humans. These devices typically don’t have the physical or economical room to add a keyboard or a mouse or a touch screen, but they can more easily have a small, inexpensive microphone. And with that microphone, you can add voice AI to these products, unleash the power of internet to the end users, bring these products to life, and convert IoT to AI IoT. So again, a massive potential, that we believe is mostly currently untapped.

SLIDE 12: Technology Leaders Disrupted Markets and Expanded Upon Them

Keyvan Mohajer: We have high ambitions for SoundHound. We are inspired by other technology leaders that disrupted and expanded the market and reached high market caps.

If you look at SoundHound’s positioning on the right, we expect to be a leader in human computer interaction and the next generation of search monetization.

Again, we want to be in billions of devices with voice AI and provide conversational interactions with these devices.

We envision these interactions to be reactive and proactive. In traditional internet search, users initiate a search to get the result and monetization opportunities. We believe that devices around you can ultimately initiate the conversation based on certain triggers and context before you start talking to them. This leads to more interactions with more devices and more monetization opportunities.

Out of our over 200 patents granted and pending, 35 of these patents are in conversational monetization. We predict that search traffic will change from keyword-based queries to conversational interactions and we have a large number of patents in the area of conversational advertising.

SLIDE 13: Growing Void and Demand for an Independent Voice AI Platform

Keyvan Mohajer: There is a growing void and demand for an independent voice AI platform.

Outside of voice AI, we can reference the rise of independent disruptors - these companies were able to beat the legacy giants using focused technology and business model. Within voice AI, before SoundHound, we see two types of players, the big tech companies and legacy vendors. The offerings from the big tech usually take over your products, hijack your brand, user, and data, and you mostly lose your ability to innovate, differentiate, and customize. In some cases, those providers even compete with your product, which make them less attractive. The alternative options are generally legacy vendors with dated technologies at a high price, and these technologies still require significant effort by the product creators to turn them into solutions that can compete with the quality of the big tech offering, and that is not very practical. Due to the high barrier to entry in voice-AI, there are not many independent players. In addition, earlier this year in 2021, Microsoft announced the acquisition of Nuance for almost $20 billion, which further reduced the number of options in the voice-AI space. This creates the opportunity for SoundHound to provide disruptive technologies better than the alternatives, at terms better than alternatives, allowing customers to maintain their brand, control the user experience, get access to the data, and define their own privacy policies, while being able to customize, differentiate, innovate, and monetize.

SLIDE 14: Established Growth and Adoption with Significant Pipeline

Keyvan Mohajer: We show our timeline here: starting with 10 years of constant innovation in stealth, building what we believe are disruptive technologies in voice-AI using innovative approaches. Our goal was to build a differentiated voice AI technology that we fully own and which is significantly better than other solutions in the market. We achieved that goal and unveiled the result in 2015, launching it as Houndify platform in 2016.

Since then, we have rapidly expanded our capabilities and global reach: we have globalized our solution from 1 language to 22 languages, with a roadmap of 38 languages and 114 acoustic variations.

The timeline also shows incredible adoption from global customers in multiple regions and industries. In 2020, the traffic to our voice-AI platform surpassed 50 million queries per month. We started this year with the target to double that number, a milestone that we achieved within 6 months when in June of 2021 we received over 100 million queries per month, and we are on track to surpass 1 billion queries in 2021.

SLIDE 15: Global Presence and Language Reach

Keyvan Mohajer: SoundHound currently has a team of over 400 members, with presence in 16 countries. Globalization remains a top priority and commitment. We aim to be one of the most comprehensive global providers of voice AI with a roadmap of 114 acoustic variations across 38 languages, and more than half of that has already been delivered to customers.

SLIDE 16: SoundHound Inc. Leadership

Keyvan Mohajer: We have a strong leadership team with diverse backgrounds in technology, operations, business, legal, and finance. Our ability to attract and retain talent across the company is a strong metric that we are particularly proud of, and one that is necessary to succeed in pursuing the long-term vision of SoundHound.

SLIDE 17: Backed by Leading Strategic and Financial Investors

Keyvan Mohajer: The company has raised over $280 million from investors across multiple industries and regions. We have both strategic investors and financial investors. The alliance that we have created with our strategic investors has a reach of over two billion users. Our strategic investors include Tencent, Mercedes-Benz, Hyundai, NVIDIA, Nomura, Midea, Samsung, Orange, Sompo, LINE, HTC, Naver, Korea Telecom, and Recruit. We also highlight some of our financial investors on the right.

SLIDE 19: Strong Cross-Industry Adoption and Integration

Keyvan Mohajer: We would now like to show you a quick video of the integration of our technology in different products and settings, to give you an appreciation for the breadth and applications for our voice AI technology.

Video: It was the absolute foundation to open up a world of possibilities that we didn’t have before. The flexibility of the SoundHound platform allows us to build rich and interesting use cases and to adapt quickly as we get the learnings from the field. Hyundai and Houndify are together, making driving more convenient, interactive, and safer. Do I need an umbrella today? No, it doesn’t appear to be raining at the moment. Navigate to sleep [inaudible]. Hey, Pandora, turn the volume all the way up. I’d like a bacon cheeseburger, extra onions and no pickles or mustard, a small fries and a medium diet Coke. Okay. Please also add the following action item, Morris to put together marketing. More service. Here, I’ve added this action item. Show me my spending report last month and sort them by amount, excluding gas stations. Hey, Mercedes, Italian restaurants within 10 miles that have outdoor seating and at least a four star rating, excluding pizzerias. Hey Mercedes. How may I help you? Tell me a joke. Sorry, my engineer’s were German. Turn me into a baby.

SLIDE 20: Adoption From Market Leaders

Keyvan Mohajer: As you can see, our technology is adopted in many products across multiple industries. We have highlighted a few of the products on the right. We power Mercedes-Benz in North America. We power Hyundai and Kia in multiple regions and languages. We power Honda in Europe and Japan. We power Snapchat, Pandora, Vizio smart TVs, several drive through restaurants, Deutsche Telekom’s smart speakers, and robots. We have many positive public testimonials, and we have highlighted a few of those on the left.

SLIDE 21: Technology Breakthroughs

Keyvan Mohajer: SoundHound has a large number of technology breakthroughs and I would like to highlight and present three important ones: Speech-to-Meaning, Deep Meaning Understanding and Collective AI.

SLIDE 22: Speech-to-Meaning

Keyvan Mohajer: Speech to Meaning refers to SoundHound’s ability to convert speech to meaning simultaneously and in real time. Most other traditional approaches, as highlighted on the top right, first convert speech to text, then convert text to meaning. We see two problems with that approach. It’s slower, and less accurate. It’s slower because the two steps are done in sequence, and the processing time of the second step is perceived by the end user. It can also be less accurate because if the first step of speech to text makes a mistake, the resulting incorrect text is then sent to the second step, and the error further propagates.

While we were working hard to fix these problems, we were inspired by the human brain. As we listen to someone speaking, our brain does not convert speech to text, then text to meaning. Our brain converts speech to meaning simultaneously and in real time. With our Speech-to-Meaning, as you speak to SoundHound’s technology, we perform both speech recognition and language understanding, which results in faster response time and higher accuracy, because real time language understanding can feed into the real time speech recognizer as additional information to reduce the potential errors.

SLIDE 23: Deep Meaning Understanding

Keyvan Mohajer: The next breakthrough is Deep Meaning Understanding. This is our innovative approach to language understanding that allows us to understand highly complex conversations. You’ve seen some of those in our demos today. We highlight another example on the top right:

“Show me hotels in San Francisco that are less than $600, but not less than $300, are pet friendly, have a gym and a pool with at least three stars staying for two nights, and don’t include anything that doesn’t have Wi-Fi.”

A complex search like this will take many minutes to perform on a website with complex forms, but it can be done within a few seconds using our technology and, to our knowledge, our voice AI technology is the only technology that can handle complex queries of this nature.

SLIDE 24: Collective AI

Keyvan Mohajer: Our third breakthrough is called collective AI, which is an architecture that allows us to improve the understanding capability of our platform super-linearly and even exponentially based on linear contributions.

Most other platforms add skills or domains that are separate from each other and don’t interact with each other. That means for them, linear contribution results in linear growth in understanding, which is less scalable.

With Collective AI architecture, our domains can be inter-connected and learn from each other and, as developers contribute to the platform, the platform’s understanding capability can grow exponentially. With that explanation, I would like to show you a quick video of how Collective AI works.

Video: Houndify is the only independent AI platform that gives businesses complete control over how they integrate voice and conversational intelligence into their products. Now there’s still time before we see a fully generalized AI that can understand everything, but with Houndify, we’ve introduced a sophisticated architecture to help us get there fast. We call this architecture collective AI picture. This developer A creates a domain for location like San Francisco or 3979 Freedom Circle and marks it shared and extensible. Developer B creates a domain for a ride sharing product. And since location was marked as shared, he can use location in the new ride sharing domain to ask, how much does it cost to go from location to location? Developer C creates a new domain for a restaurant rating product. And since location was also marked as extensible, she can extend the location domain because the result of a restaurant search, even with very complex criteria can be a location.

Developer B can then enable the extension with a simple click, instantly enhancing his ride sharing domain, using location. Now users can ask how much does it cost to go from the nearest airport to the best Italian restaurant in San Francisco that has more than four stars, is good for kids, is not a chain and is open after 9:00 PM on Wednesdays. And how long is the trip? That’s not much work for developer B to make his ride sharing domain even more powerful and comprehensive. Here’s why that’s smart. We get a crowdsourced and interconnected architecture. That’s bigger than the sum of its parts, always learning and growing exponentially into an open collective AI that can answer any question or perform any task giving control to the users of Houndify means we can bring a collaborative and collective AI to everyone, everywhere.

SLIDE 25: Competitive Advantage

Keyvan Mohajer: This slide shows our competitive landscape.

Due to the high barrier to entry in voice-AI, the number of full solution platform providers is very limited. In our view, it takes many years and significant investment to build all the components of voice-AI. It then takes further time and resources to make the solutions competitive, mature, and viable for adoption, and it requires significant investment to globalize the solution in multiple languages and regions. Although the number of platforms is limited, we note that the big tech players have significant resources. This landscape has led SoundHound to achieve its wins with technology innovation, business model innovation and global alliances that have turned us into a strong player with notable advantages that we have highlighted on this page.

SLIDE 26: Strong Patent Protection

Keyvan Mohajer: SoundHound has a strong IP Portfolio, with over 200 granted or pending patents. These patents cover areas such as speech recognition, natural language understanding, machine learning, human interfaces, and others, including monetization and advertising.

SLIDE 27: Extensive Selection of Voice AI Content and Services

Keyvan Mohajer: Content is another area we create value.

When we understand a user’s question using our technology, we then have to provide the answer to the user’s question.

For many of our domains, the answer is provided by us directly. For example, if a user asks, “what is the population of Japan?” or “what is the capital of China?”, we crawl the web and organize the information like other search engines do and provide the answer to the user.

For some other domains such as weather, sport scores, flight status, and restaurant search, we partner with content partners to get access to their data and APIs to fulfill the user request in corresponding domains.

We also work hard to secure the rights to offer our content partners’ data and API to our customers under our customers’ brand, so that our customers don’t have to directly make deals with these content partners.

We source the content, create the domains, secure the licenses, and as we monetize the content of our content partners with the revenues that we generate from our customers, we share a percentage of the revenue with our content partners.

This is both disruptive and necessary to enable product creators to more seamlessly offer customized voice assistants under their own brand without having to aggregate and secure content and create complex domains.

SLIDE 28: Houndify Ecosystem Extends Product and Brand Value

Keyvan Mohajer: When a product is voice enabled, we see three stages of integration and value propositions.

The first stage is to enable the core use cases of the product. For example, the product could be a TV, a coffee machine, a car, a wearable device, a robot, a smart speaker, or an appliance, and with your voice you can control the functionality of the device and the product. On a TV, you can ask it to change the channel, increase the volume, rewind by 30 seconds, search for movies, and even add personalization by adding a TV show to your favorites. Note that this is different from adding a third-party voice assistant to the product. Our view is that every product needs to have an interface, and voice-AI is a natural and compelling interface that unlocks new use cases and potential. Consider just the simple example of rewinding or fast forwarding by a specific duration. That is a command that can be done with voice within a few seconds, but it can take many steps to do using alternative interfaces such as a remote control or a companion app.

Once the core features of a product are voice-enabled, it can be further enhanced in the second stage of integration: the addition of third-party content and domains. SoundHound has extensive partnerships with content providers and, through these partnerships, can fulfill many needs of our customers. For example, your TV, car, or even a coffee machine can answer questions about weather, sports scores, stock prices, flight status, and even search for local businesses. The addition of these public domains further enhances the value proposition of the product.

Finally, as the third step, you enter the world of monetization where you can add features that deliver value to the end user, and also generate revenues that we share with the product creators.

To summarize with an example, imagine walking up to your coffee machine and asking for a triple shot extra hot latte. While you are waiting for your drink, you can ask for weather and sports scores, and if you desire, you can even order bagels from your favorite nearby bakery.

SLIDE 29: Financial Overview

Keyvan Mohajer: I now would like to introduce Nitesh Sharan, our Chief Financial Officer. We are pleased that Nitesh has recently joined SoundHound as our CFO. Nitesh brings over 25 years of experience in corporate finance. He has previously held leadership roles in major public companies including Nike and Hewlett-Packard. This is an important milestone for SoundHound as we lay the foundations for our successful transition from a private to a public company. With that background, I introduce Nitesh, who is going to present the financial sections.

Nitesh Sharan: Thank you Keyvan! And hello everyone.

SLIDE 30: Accelerating Growth in Houndify Queries

Nitesh Sharan: I will start by highlighting the traffic growth to our Houndify platform. In the first half of 2021 we have surpassed 100 million queries per month, which represents an inflection point and a doubling of traffic in about 6 months. This is the result of new products launching and existing products scaling. We expect that trend to continue as Houndify gets further integrated into partner products. This is an important metric because the usage of our platform ultimately translates to revenues from licensing, subscription, and other forms of monetization.

SLIDE 31: Growth In Bookings Provides a Foundation For Revenue Growth

Nitesh Sharan: SoundHound has strong and proven growth in bookings from its diverse customer base. On the bottom right of this slide we show our bookings backlog and GAAP revenue. Our bookings backlog represents contract values that will be realized over subsequent years. These are mostly committed contracts that consist of minimum guarantees and forecasted product volumes provided by customers. In our experience, these estimates are generally understated. They do not include monetization and they do not include overages. When the customer goes over their minimum guarantee, for example, the revenue that we realize from these contracts would be higher, and that potential upside is not captured in the bookings backlog shown here.

Our cumulative bookings backlog grew from $16 million in 2019 to $59 million in 2020. And we expect it to be $140 million in 2021. Supported by bookings, we anticipate GAAP revenue will surpass $100 million in 2023 and a billion dollars in 2026. We have also projected our bookings backlog for the next two years until 2023 based on the visibility we have from our pipeline.

We show the composition of our forecasted revenue on the left side of the slide. We expect all of the revenue in 2021 and most of the revenue in 2022 to come from existing customers. In 2024, we expect over 40% of the revenue to come from existing customers. This shows the strong foundation of SoundHound’s customer base and revenue potential that the company has generated over the years, including key strategic relationships with numerous customers and investors from diverse industries and regions.

SLIDE 32: Three Revenue Generation Pillars

Nitesh Sharan: On this page, we highlight the three pillars of our business model. The first pillar is Royalties - where we voice enable a product and the product creator pays us a royalty based on volume, usage or duration. SoundHound collects royalties when Houndify is placed in a car, smart speaker or an appliance, for example.

The second pillar is Subscription. This is when, for example, SoundHound enables customer service or food ordering for restaurants or content management, appointments and voice commerce. And, for that, we generate subscription revenue from the service providers. Pillars one and two can grow independently and they are proven, established business models.

The third pillar is disruptive as it creates a monetization ecosystem that brings the services from pillar two to the products in pillar one. When the users of a voice-enabled product in pillar one access the voice-enabled services of pillar two, these services generate new leads and transactions. SoundHound generates monetization revenue from the services for generating these leads and transactions, and we will share the revenue with the product creators of pillar one.

For example, when the driver of a voice-enabled car places an order to a restaurant that’s also voice enabled, we will have unlocked a seamless transaction. Accordingly, the restaurant will pay us for that order and we will share that revenue with the product creator or the car manufacturer. In this example, each party receives value in the ecosystem. The restaurant is happy because they generated a new lead and booked a sale. The user is happy because they have received value through a natural ordering process, simply by speaking to their car. And the car manufacturer is happy because they delivered value to the end user and generated additional revenue from the usage of their product.

SLIDE 33: Monetization Growth

Nitesh Sharan: We expect the disruptive three-pillar business model will create a monetization flywheel. As more products integrate into our platform, more users will use it and more services will choose to integrate as well. This creates even more usage, and results in a flow of revenue share to product creators, which further encourages even greater adoption and integration with our platform…and the cycle will perpetually continue and expand.

As noted on the right, this ecosystem has a compound impact on our business. First, it increases adoption because more products will be motivated to integrate into our platform. Without the three-pillar model, only products that can afford the cost of voice-AI would be able to adopt it. With this model, products will be able to see a path to add incremental recurring revenue from the usage of their product, increasing overall ROI while making their product better, which will increase overall adoption.

Second, our TAM increases with new revenue streams and puts SoundHound on a trajectory with much higher potential.

SLIDE 34: Projected Revenue Contribution by Category

Nitesh Sharan: All three pillars contribute to our revenues today in 2021. While the majority of the contribution is currently from our first pillar of royalties, over time, the subscription and monetization portions are expected to grow and make a bigger contribution to our overall revenue.

SLIDE 35: Robust Projected Growth Profile

Nitesh Sharan: On this page, we show our P&L from the last two years and our projections through 2026 showing bookings, gross revenue, net revenue, gross profit, and adjusted EBITDA. Our net revenue takes into account the monetization revenue share that we will offer product partners, as mentioned in the previous slides. Revenue is expected to grow significantly as SoundHound is integrated into partner products and existing bookings are realized. Gross margin is expected to increase through 2023, and then moderate as monetization revenue and associated revenue share with partners increases. Lastly, we expect to become EBITDA positive in 2024.

SLIDE 36: Gross Monetization – Implied Revenue Per User

Nitesh Sharan: In our view, the monetization revenue projections are conservative. On the left-hand side of the slide, we show our expectation of average revenue per user per year growing from 30 cents to just over $3 in the next five years. As a comparison, Facebook and Google, shown on the right, have seen their average revenue per user grow from $4 per year to over $30 over the past ten years. And these numbers are global. If you look at their US numbers, in 2020 Facebook generated $164 per user, and Google generated $281 per user annually.

Accordingly, again, we think our monetization projections are conservative, and we hope to overachieve them.

With that, I will now pass it back to Keyvan to continue.

SLIDE 37: SoundHound’s Undeniable Criteria For Adoption

Keyvan Mohajer: Thank you Nitesh!

When it comes to criteria for adoption, our goal is to win on every dimension. We envision that if we win on all criteria for adoption, the only reason not to choose SoundHound is human error.

The first two criteria that customers typically consider are technology and brand control, and we believe we win on both. We claim and strive to prove to our customers to be the best technology, and we provide that with friendly terms under the brand of our customers. We note that in some industries one of these dimensions can result in significant adoption. There are examples of customers choosing an inferior quality to maintain the brand and control. In our case, we offer our customers the best of both, we enable them to offer disruptive technologies to their users while maintaining control of their brand and user experience.

With our disruptive monetization strategy, we also provide a path to monetization, which means by choosing our platform, product creators can generate additional revenue while making their product better using voice-AI, and that provides additional incentive to choose our platform. To that, we further add a superior ecosystem with our Collective AI as well as definable privacy controls, which are becoming increasingly important in the industry of voice AI. Additionally, there is no conflict of interest between us and our partners and customers as SoundHound does not compete with them as some other voice AI vendors do.

We also offer Houndify edge and hybrid, which means our technology can optionally run without cloud connection and we support our partners to differentiate and innovate. We strongly believe that product creators know their product and users best and the idea of a single third-party assistant taking over their product and reducing their ability to innovate is not the way of the future. In a world where we live among robots and smart devices, it’s not practical that all those robots and devices will have the same name. We envision that every product will have its own identity, and they will be specialized in different ways. They can all tap into a single Collective AI to access the ever-growing knowledge domains, but the product creators can innovate and create value for the end users in their own way, and that is the future that SoundHound is pursuing to enable.

SLIDE 38: Transaction Overview Section Break

Keyvan Mohajer: I would now like to introduce Long Long, the CFO of Archimedes, to present the transaction overview of our business combination.

Long Long: Thank you Keyvan!

SLIDE 39: Transaction Overview

Long Long: On this slide, we present the transaction overview. Our transaction values SoundHound at a $2 billion valuation prior to the SPAC merger. We have raised over $110 million of PIPE from notable strategic and financial investors at $10 per share and, assuming there are no redemptions to the $133 million of cash in Trust and estimated transaction expenses of approximately $25 million, SoundHound will receive in excess of $215 million of proceeds from the merger, net of merger expenses. I would like to highlight that there will be no cash consideration paid to SoundHound’s existing shareholders and that all proceeds of the merger, minus the customary merger-related fees, will be retained by SoundHound to support its growth plans. SoundHound’s Pro Forma Enterprise Value will be approximately $2.1 billion with SoundHound’s existing shareholders owning approximately 88% of the combined company. The Pro Forma Enterprise Value represents a 7.0x enterprise value to gross revenue multiple using SoundHound’s projected 2024 gross revenue of $297 million.

SLIDE 40: Attractive Valuation Relative to Revenue and Revenue Growth

Long Long: On the top of this slide, we show the details behind SoundHound’s 2024 enterprise value to gross revenue multiple compared to its peers. In the middle, we show that SoundHound’s peers in the disruptive AI and monetization space are projecting an average of over 15 times 2024 enterprise value to gross revenue multiple. On the right-hand side, we show that the legacy voice AI providers are projecting 2024 enterprise value to gross revenue multiples ranging from 6 to 7 times. Given SoundHound’s disruptive technology and business model, we feel that it is far more appropriate to compare SoundHound versus its disruptive AI and monetization peers than the mature legacy voice AI providers. As such, we feel SoundHound’s projected 7 times 2024 enterprise value to gross revenue multiple represents an attractive discount as compared to the approximate 15 to 16 times 2024 enterprise value to gross revenue multiple of SoundHound’s disruptive AI and monetization peers.

SLIDE 41: Attractive Valuation Relative to EBITDA and Profitability

Long Long: On the top of this slide, we show the comparison of SoundHound’s projected enterprise value to EBITDA multiple as compared to that of its peers. Please note that we used SoundHound’s projected 2025 EBITDA for the comparison because that is when SoundHound’s EBITDA is expected to ramp up to scale and prior years’ EBITDA multiple for SoundHound are not meaningful. We used SoundHound’s peers’ projected 2024 EBITDA for the comparison because no public projections beyond 2024 are available for those peers.

As you can see, once SoundHound’s EBITDA ramps to scale, we expect SoundHound’s projected enterprise value to EBITDA multiple of 10.8 times to be at a significant discount to both its disruptive AI and Monetization peers as well as incumbent legacy providers.

SLIDE 42: Significant Near Term Value Creation Opportunity

Long Long: In the illustrative analysis presented on this slide, we take SoundHound’s 2026 projected revenue and EBITDA and apply to it the 2022 multiples of its peers, which we show on the left-hand side of the slide. We further apply an annual 20% discount rate to bring the valuation from 2026 to December 31, 2021. The resulting analysis shows that the valuation of SoundHound should be between $5.5 billion to $8.5 billion based on Nuance and Cerence’s valuation multiples and between $15 billion to $18 billion based on SoundHounds’ disruptive peers’ valuation multiples. At the $2.1 billion valuation contemplated by our merger transaction, we believe there is opportunity for significant value creation for public investors in the near-term.

SLIDE 43: Significant Medium to Long Term Value Creation Opportunity

Long Long: On this slide, we show SoundHound’s current valuation compared to the market capitalization of its disruptive peers. We firmly believe that, once SoundHound realizes its vision of establishing a disruptive voice AI ecosystem, it will join these disruptive peers and provide significant medium to long-term value creation opportunity to its investors.

And now I will pass it back to Keyvan.

SLIDE 44: Appendix

Keyvan Mohajer: Thank you Long!

This is the end of the main section of the presentation. We have included a few additional slides in the appendix section to expand upon certain details. We thank you for your time and I will pass it to Eric to make the closing remarks.

SLIDE 52: Final Slide

Eric Ball: Thank you, Keyvan. Keyvan envisioned a world where we could speak naturally with devices around us and started pursuing that dream while doing his engineering doctorate at Stanford. Very few entrepreneurs have as much reason to be proud of their achievements. I and the broader Archimedes’ team are proud to be Keyvan and SoundHound’s partner in this endeavor. Our SPAC’s stated goal was to identify and merge with a high-quality merger target in the artificial intelligence, cloud services and automotive technology sectors and we believe that we have certainly accomplished that goal. We are thrilled to be the one to bring SoundHound to the public market. We appreciate your time today. Thank you.